Exhibit 99.81

PRESS RELEASE

Aya Gold & Silver Reports Record Revenue and Net Income for Q3-2025 on Record Production

Montreal, Quebec, November 11, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) today announced third quarter financial and operational results for the three-month period ended September 30, 2025. All amounts are in US dollars, unless otherwise stated.
Q3-2025 Highlights
Operational
•Record silver production of 1.35 million ("M") ounces ("oz") up 278% vs. the prior year driven by the new Zgounder plant; and up 29% increase quarter-over-quarter (“QoQ”), driven by record throughput and improved grades.
•Ore processed averaged 3,326 tonnes per day (tpd), up 11% QoQ, with high mill availability of 96%.
•Mill average feed grade of 146 grams per tonne (“g/t”) Ag, showing improvement QoQ driven by higher-grade underground ore.
•Silver recovery averaged 92.5% in Q3-2025.
Financial
•Record revenue of $54.3M, up five-fold driven by higher ounces sold from ramp-up and a higher average net realized silver price of $39.85/oz; revenue rose 41% QoQ, supported by increased silver sales and stronger pricing.
•Cash costs(1) per silver ounce sold of $20.79.
•Record net income of $12.4M; diluted EPS of $0.09.
•Strong operating cash flow of $22.4M ($38.1M year-to-date) ending the quarter with $129M in cash providing the flexibility to advance our Boumadine development-stage asset.

Development and Exploration
•Announced positive Preliminary Economic Assessment (“PEA”) results for Boumadine (November 4, 2025), demonstrating a robust, low-capital-intensity project with attractive scale and cost profile.
•Drilled 29,524 metres ("m") at Boumadine, confirming continuity of the Main and Tizi zones and extending Imariren to 1.2 kilometer (“km”). Results returned high-grade intercepts (up to 369 g/t) over 9.0 m) and confirmed a new gold discovery at Asirem.
•Drilled 9,770 m at Zgounder on near-mine and regional targets, confirming high-grade mineralization beyond the current resource boundary and advancing regional exploration.
“We are executing on all fronts. The ramp-up at Zgounder is nearly complete, and the mill is now running at a steady state. We are seeing improvements and continue to make targeted improvements to the mine plan, with a focus on optimizing grade control and minimizing dilution. This quarter’s strong cash flow reflects solid production volumes and robust margins,” said Benoit La Salle, President & CEO.
“We are equally excited about the significant potential of our Boumadine project, underscored by the recently announced PEA results. The study highlight industry-leading capital efficiency and operating costs. The scale of Boumadine, is expected to be about six times Zgounder’s current silver-equivalent production run rate. Looking ahead, we are well positioned to deliver long-term value for our shareholders.”
Operational Review
In Q3-2025, throughput ramped up to a record 3,326 tpd, up 11% QoQ, with mill availability of 96% driving silver production of 1.35 M oz. A total of 305,964 tonnes (“t”) were processed during the quarter, up 12% QoQ, at an average grade of 146 g/t Ag and recovery of 92.5%. Record performance was achieved through optimized blending, circuit improvements, and increased tailings-pumping capacity.
In Q3-2025, underground mining reached steady-state operations, averaging 1,276 tpd at 159 g/t Ag, as mining accessed more continuous mineralized zones, improving overall mined grade. Open-pit activities focused on stripping in the northeast section, yielding 1,066 tpd of ore at 123 g/t Ag, positioning the mine for continued production growth. Total ore mined averaged 2,341 tpd. Additional mobile equipment arriving in Q4-2025 is expected to lift open-pit output above 2,000 tpd by Q1-2026, with enhanced grade control and ore recovery through blast-movement tracking and bench-by-bench modeling.

The operation continues to improve, with the mill currently running above 3,700 tpd and recoveries exceeding 90%. With 158,546 tonnes of stockpiled ore, Zgounder is well positioned for a strong finish to 2025.
Operational Highlights

	Three-month periods ended			Nine-month periods ended
	September 30,			September 30,
Operational for Zgounder	2025	2024	Variance	2025	2024	Variance
Ore Mined (tonnes)	215,405	120,985	78%	651,354	341,890	91%
Average Grade Mined (g/t Ag)	142	148	(4)%	144	161	(11) %
Ore Processed (tonnes)	305,964	83,352	267%	829,178	245,246	238%
Average Grade Processed (g/t Ag)	146	161	(9)%	149	176	(15) %
Combined Mill Recovery (%)	92.5%	83.0%	9.5%	87.4%	83.3%	4.1%
Milling Operations (tpd)	3,326	906	267%	3,037	895	239%
Silver Ingots Produced (oz)	1,346,882	114,825	1,073%	3,400,372	357,040	852%
Silver in Concentrate Produced (oz)	—	241,102	(100)%	57,479	797,914	(93) %
Total Silver Produced (oz)	1,346,882	355,927	278%	3,457,851	1,154,954	199%
Silver Ingots Sold (oz)	1,363,511	137,001	895%	3,464,280	366,726	845%
Silver in Concentrate Sold (oz)	—	266,956	(100)%	103,044	797,468	(87) %
Total Silver Sales (oz) (A)	1,363,511	403,957	238%	3,567,325	1,164,194	206%
Avg. Net Realized Silver ($/oz) (B/A)	39.85	27.29	46%	35.54	25.58	39%
Cash Costs per Silver Ounce Sold(1)	20.79	23.47	(11)%	20.38	20.30	—%
Financial Review
Revenue from silver sales totaled $54.3M in Q3-2025, increasing 393% YoY, reflecting successful start of commercial production of the new Zgounder plant on December 29, 2024 and a higher average net realized silver price per oz of $39.85, up 46% vs. the prior year period. Sales rose 41% QoQ driven by higher volume (+20%) and net realized silver price (+18%).
Cash costs(1) per ounce sold decreased 11% YoY, and 2% QoQ reflecting the benefits of scale as production ramps up, alongside improving grade dilution as mining progresses into later-stage stopes and more advanced open-pit sequencing.
Record net income of $12.4M, or diluted EPS of $0.09, was recorded in Q3-2025 compared to a net loss of $0.3M or diluted EPS of $(0.00) in Q3-2024.
The Corporation generated $22.4M in cash flow from operating activities in Q3-2025. Capital expenditures during the quarter included $10.5M of investments mostly related to the Zgounder plant, advancing key growth initiatives, including near-completion of the 'Super Pit' project, progress on second phase of the TSF, increased milling capacity and continued underground development toward deeper levels. A total of $14.1M was directed toward exploration and evaluation assets.

As at November 10, 2025, the Corporation had common shares issued and outstanding of 141,900,422. We ended the quarter in a strong financial position, with $129.2 million in cash.
Financial Highlights (in thousands of US$, except per share amounts)

	Three-month periods ended			Nine-month periods ended
	September 30,			September 30,
Financial	2025	2024	Variance	2025	2024	Variance
Revenues (B)	54,337	11,024	393%	126,783	29,780	326%
Cost of Sales	32,971	9,146	260%	86,225	22,652	281%
Gross Profit	21,366	1,878	1038%	40,558	7,128	469%
Operating Income (Loss)	15,171	(3,062)	595%	26,167	(4,277)	712%
Net Income (Loss)	12,422	(263)	4823%	27,994	3,959	607%
Operating Cash Flows	22,390	(11,767)	290%	38,099	(9,210)	514%

Shareholders	2025	2024	Variance	2025	2024	Variance
Income (loss) per Share – basic	0.09	(0.00)	NM	0.21	0.03	NM
Income (loss) per Share – diluted	0.09	(0.00)	NM	0.20	0.03	NM

	September 30,	December 31,
Financial	2025	2024	Variance
Working Capital[2]	96,147	23,424	310%
Cash	129,184	30,944	317%
Recent Developments
In November 2025, Aya announced robust PEA results for its Boumadine project, highlighting a post-tax NPV5% of $1.5 billion, a 47% IRR, and a 2.1-year payback at Base Case prices ($2,800/oz Au and $30/oz Ag). At Spot Prices ($4,000/oz Au and $48/oz Ag), the project delivers a post-tax NPV5% of $3.0 billion, a 77% IRR, and a 1.2-year payback.
The study outlines a large-scale, capital-efficient operation with average annual production of 401 koz AuEq (37.5 Moz AgEq) over the first five years and low initial capital costs of $446 million, including $96 million in contingency. The project is expected to deliver industry-leading economics, with life-of-mine AISC of $1,021/oz AuEq and a post-tax NPV-to-Capex ratio of 3.3:1 at Base Case prices and 6.6:1 at Spot Prices. The PEA envisions a combined open pit and underground mining operation supported by an 8,000 tpd conventional flotation plant producing three silver- and gold-bearing payable concentrates. The Corporation holds an existing mining license for Boumadine and targets completion of a feasibility study by late 2027. For additional details, please see our press release dated November 4, 2025, and the replay of our Boumadine PEA webinar, available on our website at www.ayagoldsilver.com.

Exploration Review
Zgounder Near Mine and Regional
In Q3-2025, Zgounder exploration advanced both near-mine and regional programs, with 9,770 m of drilling in the quarter, bringing year-to-date totals to 19,659 m, on track to meet the full-year target of 20,000–25,000 m. Near-mine results confirmed continuity beyond the current resource, highlighted by high-grade intercepts of 1,164 g/t Ag over 3.0 m and 1,080 g/t Ag over 3.0 m, while exploration surface drilling returned 167 g/t Ag over 2.0 m within a broader 19.0 m anomalous zone north of the current open pit. Regional drilling targeted geochemical and structural anomalies at Zgounder Far East, and detailed mapping on the Tourchkal and Far East permits generated multiple new drill targets, supporting ongoing resource expansion.
Boumadine
In Q3-2025, Boumadine exploration progressed with 29,524 m of combined DDH and RC drilling, confirming continuity across the Boumadine deposit and Tizi Zone and extending the Imariren Zone strike to 1.2 km. Year-to-date drilling reached 109,240 m, already within the full-year 2025 program target of 100,000–140,000 m. High-grade silver-equivalent intercepts included 369 g/t AgEq over 9.0 m on the main trend and 272 g/t AgEq over 4.6 m in Tizi, supporting resource expansion. Drilling also tested 2024-mapped targets, leading to the discovery of the Asirem gold zone with significant gold intercepts, further underpinning the project’s growth potential.
Environmental, Social and Governance
Aya continued to strengthen its health, safety, and environmental management systems during Q3 2025, delivering 6,636 hours of training and achieving a reduced TRIFR of 13.4, down from 16.2 in Q3 2024. No significant environmental incidents were reported, and the Corporation remains focused on proactive risk management, contractor engagement, and ongoing improvements to its Environmental and Social Management System “ESMS”, including progress toward ISO 14001 certification.
Outlook
We continue to deliver strong operational execution with ramp-up near completion. Looking ahead, we expect milling throughput to remain strong with recoveries continuing to exceed feasibility study rate. We remain fully committed to achieving our 2025 production goals and continue to advance targeted initiatives to optimize grade control and our cost profile. Margins remain strong, above our plan, supporting healthy cash generation from operations. We look forward to providing an updated technical report on our Zgounder operation in our fourth quarter. With Zgounder ramping up, Boumadine advancing, and district-scale exploration underway, Aya is executing on its strategy to grow production, expand resources, and deliver long-term value. Leveraging a strong balance sheet, positive cash flow, and a significant portfolio, we are well positioned to strengthen Aya’s position as a leading high-grade silver producer.
Q3-2025 Conference Call Details
Aya will release its third quarter 2025 results on Tuesday, November 11, 2025 before market opens. Management will host a conference call on the same day at 10 a.m. Eastern Time to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows:
Webcast link: https://edge.media-server.com/mmc/p/c3khz6ry/
Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form.
https://register-conf.media-server.com/register/BIf9827859fc9640068b33ea03e905c834
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
The webcast replay will be archived and will be available for replay following the live call. Presentation slides that will accompany the conference call will also be posted on Aya’s website
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by David Lalonde, B. Sc, Vice-President of Exploration, and by Raphael Beaudoin, P. Eng, Vice-President, Operations, both of whom are each a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), for accuracy and compliance with NI 43-101.

About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws and other statements that are not historical facts. Forward-looking statements are included to provide information about management’s current expectations, estimates and projections regarding Aya’s future growth and business prospects (including the timing and development of deposits and the success of exploration activities) and other opportunities as of the date of this press release.
All statements, other than statements of historical fact included in this press release, regarding the Corporation’s strategy, future operations, technical assessments, prospects, plans and objectives of management are forward-looking statements that involve risks and uncertainties. Wherever possible, words such as “aim”, “anticipate”, “assume”, “believe”, “estimate”, “expect”, “guidance”, “intend”, “objective”, “plan”, “strategy” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the PEA, notably as discussed under “Development and Exploration”, “Recent Developments”, and “Exploration Review”; the results of the PEA discussed in this press release, including, without limitation, project economics, financial and operational parameters such as NPV, IRR, payback period, production, capital costs, life of mine, AISC, project design, processing methods; the expected next steps in the development of the Boumadine project and the Zgounder project; the timing for production of the technical reports, including the Boumadine feasibility study and the Zgounder updated technical report; the future price of commodity, including gold and silver; the estimation of mineral resources and the realization of mineral resource estimates; the permitting, development, operations and production from the Corporation’s projects; the Corporation’s environmental, social and governance initiatives and framework; the advancement of the Corporation’s certification objectives, including progress toward ISO 14001 certification; the 2025 guidance; the production goals; the Corporation’s exploration program; the Corporation’s outlook; the Corporation’s expectations on operational improvement, optimization and growth initiatives; the Zgounder project economics, financial, operational and scheduling parameters, including the timing and completion of the Zgounder plant ramp-up; and the Corporation’s future operating results, economic performance, and objectives.
Although the forward-looking information contained in this press release reflects management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, geological, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to Aya’s capacity to execute on its plan, its capacity to achieve each item of its guidance, and those material factors and assumptions set forth in Corporation’s management's discussion and analysis ("MD&A") and the Corporation's Annual Information Form for the year ended December 31, 2024 ("AIF"), available with Canadian securities regulators, as well as: (1) there being no significant disruptions affecting the operations of the Corporation, whether due to extreme weather events (including, without limitation drought, lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Corporation’s operations and development projects being consistent with current expectations including, without limitation the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of our assets; and the successful completion of exploration consistent with the Corporation’s expectations at the Corporation’s projects; (3) political and legal developments in any jurisdiction in which the Corporation operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws in Morocco and Mauritania, potential third party legal challenges to existing permits; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with our current expectations namely on the Boumadine project or resource updates on Zgounder; (5) the exchange rate between the Canadian dollar, the MAD, the Euro and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for commodity, including gold and silver; (7) prices for diesel, fuel oil, electricity and other key supplies being approximately consistent with the Corporation’s expectations; (8) attributable production and cost of sales forecasts for the Corporation meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation’s analysis thereof being consistent with expectations (including but not limited to grade, ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Corporation, mine plans for the Corporation’s current and future mining operations, and the Corporation’s internal models; (10) labour and materials costs increasing on a basis consistent with our current expectations; (11) the terms and conditions of the legal and fiscal stability in Morocco being interpreted and applied in a manner consistent with their intent and our expectations; (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining in Morocco being consistent with our current expectations; (14) access to capital markets; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including new taxes, levies, royalties, or government-imposed charges; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations, (18) having and maintaining human and technical capacities to execute on its plans to achieve the 2025 guidance figures; (19) transactions announced by the Corporation, including the Mx2 spinoff advancing and closing per the Corporation’s timeline and expectations; (20) the Corporation’s capacity to complete the post-closing conditions related to the financing facility with EBRD for up to $25 million; (21) governmental policies on international trade and investment, including sanctions and actions in respect to global trade, tariffs, and trade agreement. For a more detailed discussion of the risks and other factors that may affect the Corporation's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the AIF and MD&A available on SEDAR+ at www.sedarplus.ca, which discussions are incorporated by reference in this news release, as well as the Corporation's other filings with the Canadian securities regulators.
Readers are advised and cautioned not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.
Notes to Investors Regarding the Use of Mineral Resources
Zgounder technical information on resources and reserve is based on technical report entitled “NI 43-101 TECHNICAL REPORT – FEASIBILITY STUDY ZGOUNDER EXPANSION PROJECT”, originally dated March 31, 2022, and amended on June 16, 2022, with an effective date of December 13, 2021 (the “Zgounder Report”), which was prepared under the supervision of Daniel M. Gagnon, DRA, with the participation of William Stone, Antoine Yassa, Jarita Barry, Fred Brown, Eugene Puritch, Daniel Morrison, André-François Gravel, Claude Bisaillon, Julie Gravel, Kathy Kalenchuk, Hugo Dello Sbarba, Philippe Rio Roberge, Richard Barbeau & Stephen Coatesall “Qualified Persons” as defined under NI 43-101 for the purpose of the Zgounder Report. The PEA and the Boumadine technical information included in this press release are based on the updated mineral resource estimate (“MRE”) for the Boumadine project, effective as of February 24, 2025, disclosed in a technical report titled “Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of Morocco” dated as of March 31, 2025, and filed on SEDAR+ as of such date. The key assumptions, parameters and methods used to estimate the MRE and the identification of known legal, political, environmental or other risks that could materially affect the potential development of the mineral resources are described in such technical report. The PEA is preliminary in nature, and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and, as such, there is no certainty that the PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. There is no certainty that mineral resources will be converted to mineral reserves. Numbers may not add or multiply accurately due to rounding. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is therefore no certainty that the conclusions of the initial exploration drilling results will be realized.
Additionally, where the Corporation discusses exploration and expansion potential, any potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Corporation’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com and the Corporation’s website at www.ayagoldsilver.com.
Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.
(1) See “Non-GAAP Measures” section on page 25 of Aya MD&A for the three and nine-month periods ended September 30, 2025 and 2024.
(2) Non-GAAP Measures, consisting of current assets of $196,495 less current liabilities of $100,348 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).